July 27, 2023

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561
Attn: Inessa Kessman
Robert Littlepage

Re: Squarespace, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Form 10-Q for the Fiscal Quarter Ended March 31, 2023
Form 8-K filed May 9, 2023
File No. 001-40393

Ladies and Gentlemen:

In your letter dated July 18, 2023, you requested that Squarespace, Inc. (“Squarespace”, the “Company”, “we”, “us” or “our”) respond to your comments within ten business days or advise when we would provide a response.

As discussed by telephone between the Company’s counsel and the Staff of the Division of Corporation Finance, the Company requests an extension for its response. The Company intends to respond by August 18, 2023.

Thank you for your consideration. Please do not hesitate to contact me if you have any questions.

Sincerely,
/s/ Nathan Gooden

Nathan Gooden
Chief Financial Officer

cc Courtenay O’Connor
General Counsel

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